

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forum Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 7 2003 DIVISION OF MARKET REGULATION

Two Portland Square
(No. and Street)

Portland (City) Maine (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Y. Keffer (207) 879-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 30 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Y. Keffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forum Financial Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



LEWIS G. CURTIS
Notary Public, Maine
My Commission Expires January 29, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Forum Financial Services, LLC
(Formerly ICC Distributors, Inc.)
(S.E.C. I.D. No. 8-48427)

Independent Auditors' Report

Financial Statements and Supplemental Schedule
Year Ended December 31, 2002
Independent Auditors' Report on Internal Control

This report is filed as a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of Forum Financial Services, LLC
Portland, Maine

We have audited the accompanying statement of financial condition of Forum Financial Services, LLC (formerly ICC Distributors, Inc.) (the "Company") as of December 31, 2002, and the related statements of operations, changes in membership interest, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Forum Financial Services, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

FORUM FINANCIAL SERVICES, LLC
(Formerly ICC Distributors, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 117,176
Accounts receivable	445
Other assets	223
TOTAL ASSETS	$ 117,844

LIABILITIES AND MEMBERSHIP INTEREST

LIABILITIES – Accounts payable and accrued expenses	$ 50,799
MEMBERSHIP INTEREST	67,045
TOTAL LIABILITIES AND MEMBERSHIP INTEREST	$ 117,844

See notes to financial statements.

FORUM FINANCIAL SERVICES, LLC
(Formerly ICC Distributors, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Distribution fees	$14,923,804
Underwriter commissions	57,060
Other	12,704
Total revenues	14,993,568
EXPENSES:	
Commissions	14,927,264
Marketing	70,363
Regulatory and compliance	12,326
Professional fees	13,714
Total expenses	15,023,667
NET LOSS	$ (30,099)

See notes to financial statements.

FORUM FINANCIAL SERVICES, LLC
(Formerly ICC Distributors, Inc.)

STATEMENT OF CHANGES IN MEMBERSHIP INTEREST
YEAR ENDED DECEMBER 31, 2002

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity	Membership Interest
BALANCE, JANUARY 1, 2002	100	$ 1	$ 431,558	$ (65,759)	$ 365,800	$ 0
Conversion to LLC	(100)	(1)	(431,558)	65,759	(365,800)	365,800
Contributions from member	-	-	-	-	-	70,965
Distributions to member	-	-	-	-	-	(339,621)
Net loss	-	-	-	-	-	(30,099)
BALANCE, DECEMBER 31, 2002	-	$ -	$ -	$ -	$ -	$ 67,045

See notes to financial statements.

FORUM FINANCIAL SERVICES, LLC
(Formerly ICC Distributors, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (30,099)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivables from mutual funds	2,384,336
Increase in accounts receivable	(445)
Decrease in other assets	35,067
Decrease in accounts payable and accrued expenses	(2,402,747)
Decrease in payable to affiliates	(27,152)
Net cash used in operating activities	(41,040)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distibutions to member	(339,621)
Contributions from member	70,965
Net cash used in financing activities	(268,656)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(309,696)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	426,872
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 117,176

See notes to financial statements.

FORUM FINANCIAL SERVICES, LLC
(Formerly ICC Distributors, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Forum Financial Services, LLC (formerly ICC Distributors, Inc.) (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), the Company's primary regulator. In December 2002, ICC Distributors, Inc. converted to a limited liability company and changed its named to Forum Financial Services, LLC. During the same period, the Company's parent, ICC Financial Services, Inc, liquidated. The Company is now wholly owned by John Y. Keffer.

Revenue and Expense Recognition – The Company is engaged in the business of administering and distributing mutual funds. The Company receives administration and distribution fees for the performance of such services, which are recorded in accordance with the terms of contractual agreements and are generally computed based on a percentage of the mutual funds' assets.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company previously had Subchapter QSS Corporation status and was therefore exempt from federal income tax payments. Accordingly, no provision for federal income taxes was recorded. In December, the Company converted to an LLC and is considered a disregarded entity for federal income tax purposes. Any income or loss generated is passed to its member.

Cash and Cash Equivalents – The Company considers all liquid investments of three months or less to maturity to be cash equivalents.

Deferred Sales Commissions – The Company performs services under distribution agreements with certain mutual funds, whereby payments are made by the Company to broker-dealers at the time the mutual fund shares are sold. On a monthly basis, the deferred sales commissions and the related rights to distribution fees are sold to ICC Financing, Inc. ("ICC Financing"), an affiliate (see Note 2).

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair value because of the short maturity of these assets and liabilities.

Recent Accounting Pronouncements – In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning after May 15, 2002. The Company believes the adoption of SFAS No. 145 will have no impact on the Company's financial condition, results of operations or cash flows.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Recent Accounting Pronouncements (Continued) – In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes the adoption of SFAS No. 146 will have no impact on the Company's financial condition, results of operations or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," effective for fiscal years beginning after October 1, 2002. The Company believes that the adoption of SFAS No. 147 will have no impact on the Company's financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement 123," effective for fiscal years beginning after December 15, 2002. The Company believes the adoption of SFAS No. 148 will have no impact on the Company's financial condition, results of operations or cash flows.

2. **RELATED-PARTY TRANSACTIONS**

In the ordinary course of business, the Company participates in a variety of financial and administrative transactions with affiliates. The accompanying financial statements have been prepared from the separate records maintained by the Company, but may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

On a monthly basis, the Company sold to ICC Financing its rights to certain distribution fees from mutual funds in an amount equivalent to the deferred sales commissions, which generate such rights.

The Company assigned to Forum Administrative Services, LLC ("FAS"), an affiliate, its rights to receive subadministration fees for duties and responsibilities rendered under a subadministration contract with a client. The assignment of the right to receive payment is in consideration for certain costs and expenses absorbed by FAS on behalf of the Company.

3. **NET CAPITAL REQUIREMENT**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company's net capital was $66,377, which was $41,377, in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

4. **EXEMPTION FROM RULE 15c3-3**

As of December 31, 2002, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of Subparagraph (k)(1) thereof.

5. **SIGNIFICANT CUSTOMERS**

In fiscal year 2002, revenue from one customer accounted for approximately 81% of the Company's revenue.

* * * * * *

FORUM FINANCIAL SERVICES, LLC
(Formerly ICC Distributors, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

NET CAPITAL – Membership interest	$	67,045
DEDUCTIONS – Nonallowable assets		(668)
NET CAPITAL	$	66,377
AGGREGATE INDEBTEDNESS	$	50,799
COMPUTATION OF NET CAPITAL REQUIREMENT – Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
EXCESS NET CAPITAL	$	41,377
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.77 to 1

NOTE: There are no material differences between the Company's December 31, 2002 unaudited FOCUS Report as filed and the audited FOCUS Report.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of Forum Financial Services, LLC
Portland, Maine

In planning and performing our audit of the financial statements of Forum Financial Services, LLC (formerly ICC Distributors, Inc.) (the "Company) for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including controls for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 21, 2003